811-04892
Branch 18
TEMPLETON GROWTH FUND INC


FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

January 24, 2005


05045059


SEC MAIL
PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
213
SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Strigliabotti, et al., v. Franklin Resources, Inc., et al.*, Case No. C 04 0883 SI

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned action, which we previously reported to your office on March 18, 2004:

1. Reply Memorandum in Support of Motion to Dismiss First Amended Complaint.
2. Request for Judicial Notice in Support of Defendants' Reply to Plaintiffs' Opposition to Motion to Dismiss, with Exhibit A.
3. Certificate of Service.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

Encls.

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-1



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

January 24, 2005


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
213
SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Strigliabotti, et al., v. Franklin Resources, Inc., et al.,* Case No. C 04 0883 SI

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned action, which we previously reported to your office on March 18, 2004:

1. Reply Memorandum in Support of Motion to Dismiss First Amended Complaint.
2. Request for Judicial Notice in Support of Defendants' Reply to Plaintiffs' Opposition to Motion to Dismiss, with Exhibit A.
3. Certificate of Service.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel

Encls.

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-1

MEREDITH N. LANDY (S.B. #136489)
DALE M. EDMONDSON (S.B. #189793)
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Telephone: (650) 473-2600
Facsimile: (650) 473-2601

DANIEL A. POLLACK (*Pro Hac Vice*)
EDWARD McDERMOTT (*Pro Hac Vice*)
ANTHONY ZACCARIA (*Pro Hac Vice*)
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants
FRANKLIN RESOURCES, FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES LLC, FRANKLIN MUTUAL ADVISORS, LLC, AND FRANKLIN TEMPLETON SERVICES, LLC

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND, et al.,

Plaintiffs,

v.

FRANKLIN RESOURCES, INC., et al.,

Defendants.

Case No. C-04-0883 SI

REPLY MEMORANDUM IN SUPPORT OF MOTION TO DISMISS FIRST AMENDED COMPLAINT

TABLE OF CONTENTS

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

TABLE OF AUTHORITIES

Page

CASES

TABLE OF AUTHORITIES
(continued)

TABLE OF AUTHORITIES
(continued)

I. INTRODUCTION

Plaintiffs' opposition leaves undisputed the central point of defendants' motion: that the Complaint improperly asks the Court to *assume* that whatever services any defendant rendered to any Fund, of whatever nature or quality, producing whatever results, under whatever circumstances, must have been worth unconscionably less than the Fund paid – whatever that amount may have been. Thus, the opposition necessarily confirms that plaintiffs have not supplied (and cannot supply) the required "factual basis for believing that a legal violation has actually occurred." *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 328 (4th Cir. 2001) (emphasis supplied). The allegations plaintiffs extol are little more than summary references to the "*Gartenberg*"[1] factors. The Complaint thus does not allege facts which, if proven, could support a legally cognizable claim under Section 36(b) (Counts I-III).

The Complaint similarly fails to allege any valid claims under any other theory (Counts IV-XI), as it neither supports any right to pursue claims on behalf of any Fund nor alleges facts sufficient to support such claims. Because plaintiffs have already amended once, and did not cure their pleading defects through amendment, this case is ripe for dismissal.

II. ARGUMENT

A. The Complaint Does Not Allege Facts Sufficient To State An Excessive Fee Claim

As set forth in defendants' motion to dismiss, the Complaint's first three claims (Counts I-III) fail to show excessive fees under any theory. Def. Mem. at 2-3. The opposition fails to address the defects in those counts. Because the facts alleged are insufficient to support claims of any kind, Counts I through III should be dismissed.

1. Plaintiffs must allege *facts* sufficient to state claims under § 36(b).

Plaintiffs first seek to nullify the pleading standard, claiming that they need not set forth the purported facts underlying their claims. Opp. at 1-2 (citing *Swierkowitz v. Sorema N.A.*, 534 U.S. 506 (2002)). Not so. It is well established that the Rule 8 standard, while liberal, does not eliminate the separate and distinct requirements of Rule 12(b)(6). *See, e.g., Migdal*, 248 F.3d at

[1] *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923 (2nd Cir. 1982).

326. The Court is not "required to accept as true allegations that are merely conclusory, unwarranted deductions of fact, or unreasonable inferences," *Cholla Ready Mix, Inc. v. Civish*, 382 F.3d 969, 973 (9th Cir. 2004) (internal citation omitted); and should determine "whether conclusory allegations follow from the description of facts as alleged." *Holden v. Hagopian*, 978 F.2d 1115, 1121 (9th Cir. 1992).

The *Swierkowitz* case, on which plaintiffs rely, in fact *confirmed* the requirements of the Federal Rules rather than changed them. *Swierkowitz*, 534 U.S. at 514 (upholding complaint containing particulars on events underlying claim).[2] *Migdal* and *Krantz* (which post-dates *Swierkowitz*) are fully consistent with *Swierkowitz* – they simply apply this standard in the context of Section 36(b) claims. *See* Def. Mem. at 2-3. The application is straightforward: unless the conclusion that a fee is so disproportionately large that it bears no reasonable relationship to the services rendered would "follow from the description of facts" alleged, no claim can proceed under Section 36(b). *Id.*; *Migdal*, 248 F.3d at 326; *Krantz v. Prudential Inv. Fund Inc.*, 305 F.3d 140 (3d Cir. 2002), cert. denied, 537 U.S. 1113 (2003).

2. Plaintiffs' allegations do not indicate that any fee was so disproportionately large that it bore no reasonable relationship to the services rendered.

With respect to plaintiffs' three counts under Section 36(b), the opposition does not justify the Complaint's fundamental failure to explain why defendants' unquantified fees were allegedly improperly disproportionate to the unidentified services they provided. *See* Def. Mem. at 2-3. Instead, plaintiffs attempt to create an appearance of sufficiency by noting that they have parsed their generic allegations according to *Gartenberg*. Opp. at 4-5. Reference to the *Gartenberg* factors, however, does not save plaintiffs' defective claims, as the Court stated in *Yampolsky v. Morgan Stanley Investment Advisers*:

> While both complaints track the *Gartenberg* factors, nowhere does either complaint, in sum or substance, indicate how or why the fees are "so disproportionately large that [they] bear no reasonable relationship to the services rendered." *Gartenberg*, 694 F.2d at 928. For example, conspicuously absent from either of the complaints are any factual allegations as to the *actual*

[2] In *Swierkowitz*, the complaint was satisfactory precisely because it set forth particular events about the conduct of the particular wrongdoers in a particular set of circumstances, rather than mere conclusions devoid of any reference to actual facts or events. 534 U.S. at 514.

> fee negotiations or management and distribution services rendered by these defendants. Instead, the complaints rely on speculation, inference and generalized observations about the securities industry from public figures . . .

Yampolsky, Nos. 03 Cov. 5710, 5896, 2004 WL 1065533, *2 (S.D.N.Y. May 12, 2004) (dismissing claims) (emphasis in original).

With or without reference to *Gartenberg*, the Complaint fails to provide the facts necessary to support a 36(b) claim. For each Fund, one searches the Complaint in vain for any information revealing the relation between the fees charged and the services rendered. Without this information, the Complaint does not show that any fee was so disproportionately large that it bore no reasonable relationship to the services rendered, as is required to state a Section 36(b) claim. *See Migdal*, 248 F.3d at 327.

Plaintiffs' treatment of "the nature and quality of the services provided," see Opp. at 4-5, highlights the weakness of their allegations. "The most significant indication of the quality of an investment adviser's services is the fund's performance relative to other funds of the same kind." *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222, 1229 (S.D.N.Y. 1990), aff'd, 928 F.2d 590 (2d Cir. 1991), *cert. denied*, 502 U.S. 818 (1991). Yet the Complaint fails to provide any indication as to how any Fund performed. The reader is thus left to speculate as to whether services for which any of the Funds paid produced record, average, or poor returns. The Complaint similarly does not detail the services the Funds received or state the amount of fees paid; plaintiffs offer only a generic comment that "defendants buy and sell, at their discretion, stocks, bonds and other securities for the Funds."[3] Complaint ¶ 46. Because the Complaint sheds no light on the nature, quality, or value of what the Funds received, it provides no basis for evaluating the relationship between the fees charged and the services rendered. Under *Migdal* and *Krantz*, no allegation of disproportionality can stand without the assertion of these basic facts. Accordingly, this defect alone is fatal to plaintiffs' § 36(b) claims.

Even if there were any need to consider the matter further, plaintiffs' "*Gartenberg*"

---

[3] This minimalist description does not accurately describe the services provided, as fund management entails far more than simply picking and trading stocks. There are thousands of accounts to be managed, trades to execute, and myriad other services involved in operating a Fund. *See, e.g., Kalish,* 742 F. Supp. at 1228 (outlining services provided by fund managers).

allegations consist largely of generalities that courts have uniformly rejected as support for 36(b) claims even if proven at trial. Thus, for example, plaintiffs claim to address "comparative fee structures" by "alleging that defendants charge the Funds substantially higher fees than what Defendants themselves charge institutional clients." Opp. at 4, 6; Complaint ¶¶ 6-7, 46-47, 63-65. Courts, including *Strougo* (which plaintiffs cite), have consistently rejected this theory, since mutual funds require services (i.e., support of thousands of accounts) quite different from those required by institutional clients. *Strougo v. BEA Assocs.*, 188 F. Supp. 2d 373, 384 (S.D.N.Y. 2002) ("It has been held that the relevant comparison must be to other mutual funds, not to non-mutual fund institutional clients."); *accord, Gartenberg*, 694 F.2d at 930, n.3; *Kalish*, 742 F. Supp. at 1237. Similarly, plaintiffs' "economies of scale" allegations, *see* Opp. at 5, shed no light on whether the fees were "excessive." Their charges are mainly "generalities about deficiencies in the securities industry, and statements made by industry critics and insiders." *Yampolsky*, 2004 WL 1065533, at *2; compare Complaint ¶¶ 51, 55, 56, 57, 58 (citing articles on general industry practices). As *Yampolsky* rejected such allegations, so too should this Court. Furthermore, plaintiffs' conclusory charges that defendants' costs declined while revenues increased, and that "economies of scale" existed but were not shared with the Funds, *see* Opp. at 5, have repeatedly failed absent allegations of a specific type of economy of scale – namely, that "per unit costs of performing Fund transactions decreased as the number of transactions increased." *Krinsk v. Fund Asset Mgmt.*, 875 F.2d 404, 411 (2nd Cir. 1989); *accord Kalish*, 742 F. Supp. at 138. Plaintiffs provide no indication of such economies of scale for any adviser/fund pair at issue here.

Plaintiffs similarly fail to provide meaningful allegations with respect to any of the remaining *Gartenberg* factors. For instance, as to the "profitability of the Fund," plaintiffs acknowledge that Section 36(b) focuses on the profitability of the individual Fund to its adviser. Complaint ¶ 15. However, plaintiffs provide no information about that profitability for any of the ten Funds at issue. They offer only generalizations about all defendants, *see id.* at ¶52, and then promise that discovery will "demonstrate the enormous profitability" of the Funds. *Id.* at ¶53. Courts in other cases have consistently rejected such promises in ruling on other 12(b)(6) motions, and this Court should do likewise. *See, e.g., Yampolsky*, 2004 WL 1065533; *Levy v.*

Alliance Cap. Mgmt. L.P., 1998 WL 744005, *2 (S.D.N.Y. Oct. 26, 1998) ("plaintiffs can not simply promise the Court that, once they have completed discovery, something will turn up."); *Migdal*, 248 F.3d at 328 (same). Likewise, plaintiffs' comparisons of 2003 financial information about the parent Franklin Resources with results from twenty years ago add no support, *see, e.g., Id.* ¶¶ 54, 59-61, and say nothing about the profits of the advisers sued here (which comprised a miniscule fraction of Franklin's myriad Funds and businesses). *See* Opp. Ex. D. at 4 (describing extensive non-mutual fund operations); *see also Yampolsky*, 2004 WL 1065533, at *2 (rejecting claims lacking facts about parties at issue).[4] And even if the figures cited related to the profits the defendants derived from the Funds at issue, they would still lend no force to plaintiffs' claims because they ignore decades of growth in the parent's non-mutual fund business (through acquisitions and otherwise, *see, e.g.,* Opp. Ex. D at 5), and shed no light whatsoever on the quality or performance of the various adviser defendants in 2003. *See, e.g., Krantz v. Fidelity Mgmt. Research Co.*, 98 F. Supp. 2d 150, 158-59 (D. Mass. 2000) (decades-old study provides no meaningful guidance). Plaintiffs' allegations thus are facially deficient, and simply do not show excessive fees.[5]

In sum, whether considered separately or together, plaintiffs' allegations fail to set forth facts about either the services rendered to, or the fees paid by, any Fund, much less the relation between such fees and services. The Complaint thus does not provide any factual basis for plaintiffs' accusations of disproportionate fees, and cannot state a Section 36(b) claim under any theory. *See Migdal*, 248 F.3d at 327. Counts I through III thus should be dismissed.

3. 36(b) claims cannot proceed against the non-adviser defendants.

The opposition next seeks to salvage claims against the non-adviser defendants by

---

[4] Plaintiffs' "information and belief" criticisms of the independence and conscientiousness of the Funds' directors, *see* Opp. 5, Complaint ¶¶ 72-77, are equally defective, as they do not indicate what any director allegedly was not told or purportedly failed to investigate.

[5] The Complaint's generalized discussions of purported "fallout benefits" and supposedly improper 12(b)(1) fees, *see* Opp. at 5, Complaint ¶¶ 20, 66-71, similarly fall flat. Once again, "factual allegations as to the *actual* fee negotiations or management and distribution services rendered by *these* defendants" are "conspicuously absent." *Yampolsky*, 2004 WL 1065533, at *2 (emphasis in original). Because plaintiffs offer no facts indicating that any "fallout benefits" or 12(b)(1) fees that any defendant received here rendered such defendant's total compensation excessive, their allegations are defective. *See, e.g., Krinsk*, 875 F.2d at 413 (dismissing claim that 12(b)(1) plan rendered fees excessive).

claiming that they are "affiliates" of each other, and that Franklin Resources is a "control person." Opp. at 9-10. Both contentions are irrelevant. Section 36(b)(3) provides "[n]o such action shall be brought or maintained against any person other than the recipient of such compensation." *See also Cohen v. Fund Asset Management*, 1980 U.S. Dist. LEXIS 16970, Fed. Sec. L. Rep. (CCH) ¶98,433 (S.D.N.Y. March 31, 1980) (dismissing claims against persons who did not receive challenged fees, including parent of adviser). The Complaint fails to allege that any non-adviser defendant received any such fees from any Fund. Absent receipt of the contested fees, they are not susceptible to suit. Period. "Control person" status is equally irrelevant, as the Complaint lacks any claims for control person liability. As a result, no Section 36(b) claims can be asserted against the non-adviser defendants.

B. Count IV Should Be Dismissed Because It Asserts An Improper Derivative Claim That Does Not Exist

Plaintiffs' opposition does not rebut defendants' demonstration that the fourth claim suffers from several fatal defects. In particular, Count IV attempts to assert a claim that does not exist, as ICA Section 12 does not confer a private remedy. Despite the decades that have passed since the enactment of Section 12, plaintiffs do not cite a single case recognizing any private action under that section. Moreover, if such a claim exists, it would be derivative – and plaintiffs do not even purport to satisfy the requirements of such a claim. Def. Mem. at 4-7. Count IV thus should be dismissed.

1. No private right of action exists under Section 12.

As an initial matter, plaintiffs mischaracterize the law governing implied rights of action. The opposition does not even address the governing principles recently laid down by the Supreme Court in *Sandoval* and *Gonzaga*. See Def. Mem. at 4-7 (citing cases). Plaintiffs rely instead on outdated cases, arguing that courts have "routinely and consistently implied rights of action under the ICA." Opp. at 13-15, n.14 (citing cases). Plaintiffs are incorrect on all counts. *Sandoval* and *Gonzaga* have altered the applicable standard; therefore, plaintiffs' cases carry no force. *Olmsted v. Pruco Life Ins. Co. of N.J.*, 283 F.3d 429, 434 n.4 (2d Cir. 2002) (identifying cases cited by plaintiffs as part of defunct "ancien regime" post-*Sandoval*); *Bonano v. E. Caribbean Airline*

1 *Corp.*, 365 F.3d 81, 86 (1st Cir. 2004) (pre-*Sandoval* decision "lack[s] continued vitality").
2 Moreover, even prior to *Sandoval* and *Gonzaga*, courts rejected numerous claims of implied
3 rights under the ICA and other securities laws. *See* Def. Mem at 4, 5 n.3 (citing cases). In the
4 wake of those decisions, plaintiffs face a heavy burden to overcome the "strong presumption"
5 against an implied private right. *Olmsted*, 283 F.3d at 433. They do not meet that burden here.
6 Plaintiffs' first argument that the absence of private suits "would render worthless §12(b)
7 and Rule 12b-1," *see* Opp. at 13, is specious. Among other things, the SEC is expressly
8 authorized under Section 42 to enforce these provisions. 15 U.S.C. § 80a-41. "In view of [the
9 1940 Act's] comprehensive enforcement provisions expressly designating the SEC as the
10 regulatory entity, it is highly improbable that 'Congress absentmindedly forgot to mention an
11 intended private action' as a supplemental enforcement mechanism." *Olmsted v. Pruco Life Ins.*
12 *Co.*, 134 F. Supp. 2d 508, 513 (E.D.N.Y. 2000) (citation omitted); *see also Alexander v.*
13 *Sandoval*, 532 U.S. 275, 290 (2001) ("express provision of one method of enforcing a substantive
14 rule suggests that Congress intended to preclude others"). Furthermore, the statute's "focus on
15 the person regulated rather than the individuals protected create[s] 'no implication of an intent to
16 confer rights on a particular class of persons.'" *Id.* at 289 (citation omitted); *Gonzaga Univ. v.*
17 *Doe*, 536 U.S. 273, 287 (2002) (same).
18 More pointedly, plaintiffs cannot dispute the fact that Congress – which demonstrated its
19 ability to create a private remedy where it saw fit to do so, as in Section 36(b) – did not do the
20 same in Section 12. The opposition does not even address the authority that militates against
21 implied private remedies in such situations. *See* Def. Mem. at 6-7. Instead, plaintiffs cite
22 inapposite decisions addressing the entirely different issue of whether amendments creating
23 express rights abolish pre-existing implied rights. Opp. at 16 (citing cases). This irrelevant
24 authority does not overcome the presumption against implied rights here.
25 Plaintiffs next seek to find authority for private suits in references to "investors" within the
26 ICA. Opp. at 13-14. Under *Gonzaga*, this argument also lacks merit. Courts have declined to
27 find private rights of action in many sections of the ICA notwithstanding such references. *See,*
28 *e.g.,* Def. Mem. at 4-5 and n.3. Indeed, *Olmsted* rejected this same argument with respect to ICA

Section 27(f) despite the presence of language that is virtually identical to the clauses plaintiffs invoke. *See Olmsted*, 283 F.3d at 432 (interpreting 15 U.S.C. § 80a-26(f) (SEC "may issue such rules and regulations to carry out paragraph (2)(A) as it determines are necessary or appropriate in the public interest or for the protection of investors")). Similarly, provisions in other securities laws containing similar references to "investors" do not permit private suits. *See, e.g., Touche Ross & Co. v. Redington*, 442 U.S. 560, 570 (1979) (provision authorizing SEC to establish rules for the "protection of investors" "does not by any stretch of its language purport to confer private damages rights or, indeed, any remedy in the event the regulatory authorities are unsuccessful in achieving their objectives"); *Northern Nat. Gas Co. v. Munns*, 254 F.Supp.2d 1103, 1118 (S.D. Iowa 2003), aff'd, 377 F.3d 817 (8th Cir. 2004) ("[T]he question is not simply who would benefit from a federal statute, but whether Congress intended to confer federal rights upon those beneficiaries"). The statute's bare references to investors thus avail plaintiffs nothing.

Plaintiffs next delve into the legislative history in an attempt to manufacture evidence of an intent supporting private suits. They offer nothing from the history of Section 12 itself, however. Their quote of a single committee report on ICA amendments from 1980 – 40 years after the enactment of Section 12(b) (Opp. at 14-15) falls flat. Even if post-hoc legislative context alone could support private suits (which *Sandoval* states it cannot, *see* 532 U.S. at 287-88), the amendment plaintiffs quote had nothing to do with Section 12(b). *See* H.R. REP. 96-1341, 1980 U.S.C.C.A.N. 4800 (amendments "are designed principally to exempt business development companies electing such status from the specific provisions of the Act"). "For Plaintiff[s'] argument to carry the day, then, the Court would have to give decisive weight to one committee's interpretation of earlier provisions of the ICA – provisions the 1980 amendments essentially left unaltered, and provisions which had never previously been found by any court to give rise to a private right of action – over the strong, textually-derived presumption against any implied private right of action." *meVC Draper Fisher Jurvetson Fund I v. Millenium Partners, L.P.*, 260 F. Supp. 2d 616, 625 (S.D.N.Y. 2003) (rejecting claims). Just as this argument has consistently failed elsewhere, so it must fail here. *Id.; see also Olmsted*, 283 F.3d at 435 (same).

2. Plaintiffs' sole statutory remedy for an "excessive" fee is Section 36(b).

The opposition further attempts to evade the rule that Section 36(b) is the sole statutory remedy for an excessive fee claim. Def. Mem. at 7. Plaintiffs argue that this limitation does not apply because Count IV does not overlap with Count III. Opp. at 11-12. Not so. By its terms, Count IV relies on the same constellation of facts supporting the prior count. Count IV itself states that it attacks "excessive or inappropriate compensation." Complaint ¶ 93. Moreover, plaintiffs claim that Count IV rests on the same rationale underlying Count III – i.e., defendants' alleged failure to pass on "economies of scale" to investors. *Id.* Count IV thus replicates the prior Count in its entirety, and is nothing more than an excessive fee claim by another name. Since 36(b) is the exclusive statutory remedy for excessive fee claims, *see* Def. Mem. at 7, Count IV would be barred even if private 12(b) claims existed in the first instance (which they do not).

3. Any claim would be derivative in nature.

Plaintiffs' would-be claim also fails in that if it existed, it would be derivative – and the Complaint concededly does not meet the requirements of a derivative action. Instead, plaintiffs claim to be raising direct claims on behalf of individuals, rather than the Funds – a claim they repeat with respect to their state law counts. Opp. at 16-23. This argument borders on the absurd.

As an initial matter, plaintiffs' belated recharacterization contradicts their own pleading. A single glance at the Complaint's caption confirms that the claims here are pleaded "**for the use and benefit of**" the Funds. Similarly, the Complaint consistently casts its claims as derivative in nature. *See, e.g.,* Complaint at 2, ¶39. Even the opposition admits that the Section 12 claim is derivative, and points to no contrary description in the Complaint. Opp. at 16 n.12. Plaintiffs' departure from their own characterization of their claim is thus impossible to credit.

Even if plaintiffs had attempted to style their claim as direct, their attempt would have failed because the purported claim is derivative in nature. Under the law of every potentially relevant state,[6] claims are derivative if they involve damage to the assets of a corporation – even

[6] As plaintiffs admit, the law of the state of incorporation governs the nature of claims, and the laws of Maryland, Massachusetts, and Delaware are in accord on this point. While the opposition erroneously invokes California law, the point is moot as California follows the same rule.

if the damage to the entity filters to the shareholders through diminution of the value of their shares. *See, e.g., Farragut Mortg. Co. v. Arthur Andersen LLP*, 1999 Mass. Super. LEXIS 284 at *52 (Mass. Sup. Ct. Aug. 4, 1999) (claimed "breach of fiduciary duty resulting in a diminution of the value of the corporate stock or assets" is derivative); *Danielewicz v. Arnold*, 769 A.2d 274, 283 (Md. Ct. App. 2001) (same); *Pareto v. F.D.I.C.*, 139 F.3d 696, 700 (9th Cir. 1998) (same); *Tooley v. Donaldson, Lufkin, & Jenrette, Inc.*, 845 A.2d 1031 (Del. Supr. 2004) (claim is derivative if plaintiff cannot prevail without showing injury to corporation). Accordingly, "[w]here, as in the instant case, a plaintiff shareholder has not sustained any injury distinct from that allegedly inflicted on an investment company, courts have routinely dismissed the claims asserted directly, rather than derivatively." *In re Merrill Lynch & Co. Inc Research Reports, Inc. Sec. Litig.*, 272 F. Supp. 2d 243, 260 (S.D.N.Y. 2003) (dismissing claims); *see also Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486 (N.D. Ill. 1999); *In re Dreyfus Aggressive Growth Mut. Fund Litig.*, No. 98 Civ. 4318, 2000 WL 10211 (S.D.N.Y. Jan.6, 2000).[7]

Here, as plaintiffs acknowledge in their 36(b) claims, this action alleges injury to the assets of the Funds. As the Complaint admits, the challenged fees were paid by the Funds. *See, e.g.*, Complaint ¶¶ 7 (identifying fees received "from the Funds"); 8 (discussing fees paid "from the funds"); *see also* Opp. at 23, 26. Similarly, plaintiffs seek to rescind advisory contracts executed by the Funds. *See* Complaint, Claim for Relief. As a result, the Funds alone have standing to challenge those fees and contracts. Moreover, these same allegations underlie every count in the Complaint, including the unquestionably derivative 36(b) claims. In all instances, plaintiffs' alleged injury is the same harm that occurs in every derivative case – namely, purported damage to the assets of the entity, and corresponding alleged damage to plaintiffs as part owners of that

[7] In an attempt to reconcile the inconsistency between their derivative 36(b) claims and their argument that other claims are direct, plaintiffs assert that other courts have found claims in ICA actions to be "properly brought as direct claims." Opp. at 18 n. 19. None of the cases cited supports plaintiffs' position, as they involved claimed injuries not shared by the Funds. *See, e.g., Strougo v. Bassini*, 282 F.3d 162 (2d. Cir. 2002) (action was direct because it involved an injury to shareholders that corporation did not share); *Dowling v. Narragansett Capital Corp.*, 735 F. Supp. 1105, 1113 (D.R.I. 1990) (claim involving disparate impact on shareholders, not generalized diminution of share value, was direct); *Mann v. Kemper Fin. Cos.*, 618 N.E.2d 317 (Ill. App. 1992) (fraud claims in stock sale were direct because they could not be brought by corporation); *Panfil v. Scudder Global Fund, Inc.*, No. 93-C-7430, 1993 WL 532537 (N.D. Ill. Dec. 20, 1993) (remand order declining to adjudicate nature of claims).

1 entity. All such claims must be brought derivatively, or not at all. *See, e.g., Merrill Lynch*, 272
2 F. Supp. 2d at 260-61 (claims "alleged to arise because the Fund's net asset value declined" and
3 the Fund paid "excessive advisory fees" are derivative). Count IV thus fails on its face.
4 Perhaps recognizing that their would-be claims belong to the Funds, plaintiffs argue that
5 mutual funds are not entitled to respect as entities. Opp. at 17 ("Given the unique nature of the
6 mutual fund entity, it is the shareholders, not the Fund itself, that suffer the consequences" of the
7 alleged acts); *see also id.* at 18-23 (citing cases and articles purporting to show fund expenses
8 passed on to investors). Setting aside the fact that this argument, if true, would defeat plaintiffs'
9 36(b) claims for damages on behalf of the Funds, this contention rests entirely on the absurd
10 premise that mutual funds have no separate corporate existence. *Id.* at 17, 18-23. Plaintiffs cite
11 no case that ever made such a stretch, and neglect to cite the decisions rejecting this theory. *See,*
12 *e.g., Kauffman v. Dreyfus Fund, Inc.*, 434 F.2d 727, 733 (3rd Cir. 1970) ("Nowhere in the cases
13 do we find authority for the proposition that the ease and capacity of evaluating a shareholder's
14 redemptive value of mutual fund shares can vest in him a pro-rata share of the corporation's
15 primary right to sue"; claims were thus derivative); *Gordon v. Fundamental Investors*, 362 F.
16 Supp. 41, 46 (S.D.N.Y. 1973) (same). Plaintiffs further fail to recognize the Supreme Court
17 decisions expressly requiring claims brought on behalf of mutual funds to satisfy the requirements
18 for derivative suits. *See, e.g.,* Opp. at 17-19 (citing *Kamen v. Kemper Financial Services, Inc.*,
19 500 U.S. 90 (1991) (requiring mutual fund claims to meet standards for derivative suits under
20 state substantive law)); *Burks v. Lasker*, 441 U.S. 471, 478 (1979) (same). Indeed, plaintiffs'
21 counsel have argued in other cases that "there is nothing unique about a mutual fund that makes it
22 an atypical corporation." Request for Judicial Notice, Ex. A, at 15. Courts consistently recognize
23 this fact, and require plaintiffs alleging injuries to fund assets to pursue derivative claims. *See,*
24 *e.g., supra* at 10 (citing cases).[8] Here, too, plaintiffs may only challenge the fees paid by the

25 [8] The baselessness of plaintiffs' tactic is further highlighted by the nonsensical result they urge.
26 Because plaintiffs do not purport to bring class claims, the only actions they could assert directly would be individual claims. Their interests, however represent infinitesimal portions of the
27 Funds' assets, and thus involve potential recoveries of trivial sums not worth the resources of the parties or the Court. Plaintiffs' "direct" theory would also place them in conflict with the Funds,
28 on whose behalf they seek to recover the same fees in Counts I through III. These facts show plaintiffs' "direct theory" for what it is – a desperate attempt to salvage improper claims.

Funds derivatively. They have not done so, and their claims merit dismissal accordingly.

C. Counts V Through XI Should Be Dismissed For Lack of Jurisdiction, Standing, and/or Facts Sufficient To Support Valid Claims

Plaintiffs do not deny that without a viable federal claim, there is no reason for the court to retain supplemental jurisdiction. Because the federal claims are defective, as set forth above, the supplemental state claims merit dismissal for lack of subject matter jurisdiction. Even if subject matter jurisdiction did exist, plaintiffs' claims would fail on multiple grounds, as follows:

1. All state claims merit dismissal based on their derivative nature.

Independent of the jurisdictional defect, plaintiffs' state claims merit dismissal because they constitute improperly asserted derivative claims. As set forth above, while plaintiffs now purport to assert direct claims, *see* Opp. at 18-23, each count seeks to redress supposed damage to the Funds, to rescind contracts executed by the Funds, and to secure a recovery for the Funds. All Counts are thus derivative according to both the pleadings and the underlying realities of the case. *See supra* at II.B.3. Because plaintiffs concededly have not satisfied the requirements applicable to derivative suits per Federal Rule 23.1, Counts V through XI should be dismissed (separate and apart from the additional defects permeating each claim).

2. Counts V and XI do not state legally cognizable claims for breach of fiduciary duty or unjust enrichment.

With respect to Counts V and XI, the opposition concedes that the Complaint does not identify which entity purportedly owed a duty to, and/or was unjustly enriched by, which Fund. Instead, plaintiffs demand that the Court simply assume that plaintiffs meant to charge each adviser listed in Complaint ¶1 with breaching duties to and being unjustly enriched by the Funds they advise. Opp. at 23. Even under a notice pleading standard, however, plaintiffs cannot rely on such assumptions or "guesswork" to salvage their claims; it is incumbent upon them to clearly state valid causes of action. Moreover, the opposition does not even address the Complaint's silence as to what duties the non-advisers such as Franklin Templeton Distributors, Franklin Resources, or Franklin Templeton Services owed to any Funds, or what money, if any, they were paid by whom. The Complaint thus lacks any basis for including these defendants in Counts V or

XI. Counts V and XI are thus too vague to support viable claims.

3. Count VI does not state a legally cognizable claim for conspiracy.

On Count VI, the opposition leaves undisputed the fact that no separate cause of action for conspiracy exists under California law. Def. Mem. at 11 (citing cases). Instead, plaintiffs miss the point and argue that if they assert adequate primary claims, they can also assert claims for secondary liability against other parties. Opp. at 25. Any such claims, however, could not support free-standing counts of conspiracy as plaintiffs purport to allege here. See Def. Mem. at 11. Because Count VI attempts to plead a separate count that does not exist, it fails.

4. Counts VII through VIII do not state legally cognizable secondary claims.

Plaintiffs next attempt to salvage their aider/abettor and "action in concert" claims[9] by arguing that: 1) their claims are adequate even without the "concealment" allegations; 2) Rule 9(b) is inapplicable because their "core" claims involve the setting of improper "policies" and control of the other defendants; and 3) their "concealment" claims comply with Rule 9(b). Opp. at 26. Plaintiffs are incorrect on all counts. As an initial matter, plaintiffs do not deny that their claims require a valid primary theory of liability, which, as noted above, is absent. Even if a valid primary theory existed, however, the Complaint does not provide even the most basic description of the events at issue. Plaintiffs say only that Franklin Resources "set the policies" for defendants without saying what those offending policies were. Opp. at 26-27. Similarly, plaintiffs provide no facts regarding such basic matters as who Franklin Resources "substantially assisted," or what Franklin Resources knew about the alleged primary breaches. *See* Restatement (Second) of Torts § 76(b) (1977). In the absence of any description of the events underlying its claims, Counts VII and VIII cannot stand. Finally, while plaintiffs admit that their "concealment" claims are subject to Rule 9(b), they argue – without legal support – that the bare assertion that Franklin Resources "with[eld] material information" satisfies this standard. Opp. at 26-27. As set forth previously, such bare-bones boilerplate language falls far short of the particularity demanded by Rule 9(b).

---

[9] The opposition concedes that no "action in concert" claim would lie against any defendant other than Franklin Resources. Plaintiffs do not explain, however, what basis exists for a claim based on the Restatement at all, and they cite no California authority recognizing such a cause of action.

1 *See* Def Mem. at 11-12 (citing cases). All secondary claims therefore should be dismissed.

2 **5. Counts IX and X fail for lack of standing.**

3 The opposition does not justify any of the multiple defects in plaintiffs' claims under the
4 Unfair Competition Law ("UCL") in Counts IX and X. While the UCL concededly does not
5 allow securities claims, plaintiffs argue that their claims do not involve securities because the
6 challenged conduct did not induce plaintiffs to purchase their shares. Opp. at 28-29. Securities
7 cases need not involve a purchase to fall outside the UCL, however. California's UCL does not
8 apply to securities cases because that law, as the state analog to the FTC Act, was "never intended
9 to apply to securities transactions *at all* because of the comprehensive regulatory umbrella of the
10 Securities and Exchange Commission." *Bowen v. Ziasun Techs, Inc.,* 116 Cal. App. 4th 777, 789
11 n.9 (Cal. Ct. App. 2004) (emphasis in original). *Bowen* further cites cases from other states that
12 concluded, for the same reasons, that "investment securities" and "securities violations" are
13 outside the ambit of unfair competition laws. *Id.* at 787-88. Plaintiffs cite no case that holds
14 otherwise.[10] Similarly, the opposition does not deny that plaintiffs' false advertising claim is
15 premised on fraud, and is thus subject to Rule 9(b) – yet that count does not even approach the
16 specificity required by the Rule. See Def. Mem. at 11-12, 14. And plaintiffs' argument that
17 claims based on "puffery" cannot be rejected on a motion to dismiss is simply false. *See, e.g.,*
18 *Summit Tech., Inc. v. High-Line Medical Instruments, Co.*, 933 F. Supp. 918, 936 (C.D. Cal.
19 1996) (dismissing claims based on assertion that party could competently perform service).
20 Counts IX and X thus continue to merit dismissal independently of the Complaint's global flaws.

21 Counts IX and X have the additional defect that, after this action was filed, the enactment
22 of Proposition 64 eliminated any basis for bringing such claims. Proposition 64 provides that a
23 private plaintiff can pursue a UCL action only if that plaintiff "has suffered injury in fact and has
24 lost money or property as a result of [the defendant's] unfair competition." Because plaintiffs
25

26 [10] To the contrary, *Bowen* expressly noted that the *Roskind* decision plaintiffs invoke bears only on the question of whether federal law preempted Section 17200. *Bowen*, 116 Cal. App. 4th at
27 789-90. Plaintiffs are similarly incorrect with respect to SLUSA, as analogous claims (17200 claims alleging diminution in the value of investments) have been preempted even without
28 allegations of fraudulently induced purchases. *Kenneth Rothschild Trust v. Morgan Stanley Dean Witter*, 199 F. Supp. 2d 993, 1004 (C.D. Cal. 2002).

allege damages to the Funds, and have no individual right of action, plaintiffs do not have standing to bring claims under the modified Unfair Competition Law. Moreover, Proposition 64 applies to this action retroactively because it repeals the broad, statutory standing rights that previously existed under the UCL. A repeal of statutory rights takes effect immediately unless an applicable "saving clause" provides otherwise. *Governing Board of Rialto Unified School Dist. v. Mann*, 18 Cal.3d 819, 829 (1977); *Younger v. Sup. Ct.*, 21 Cal.3d 102, 109 (1978) (absent savings clause, it is a "well settled rule that an action wholly dependent on statute abates if the statute is repealed . . ."). Neither Proposition 64 nor the heritage UCL contains such a clause. As a result, Proposition 64 applies here, and bars plaintiffs' claims.[11]

III. CONCLUSION

For the foregoing reasons, Defendants respectfully request that this action be dismissed with prejudice.

Dated: January 21, 2005

MEREDITH N. LANDY
DALE EDMONDSON
O'MELVENY & MYERS LLP

By: /s/ Meredith N. Landy
Meredith N. Landy

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036

Attorneys for Defendants

---

[11] More generally, changes to procedural law, such as standing requirements, characteristically apply to pending cases. *Tapia v. Superior Court*, 53 Cal. 3d 282, 288 (1991) (procedural changes, unlike substantive changes, apply immediately); *Nathanson v. Hecker*, 99 Cal. App. 4th 1158, 1164 n.2 (2002) (standing is procedural issue). Immediate application of a new statute is not considered "retroactive" with respect to procedural issues because such application does not change "the legal consequences of past conduct by imposing new or different liabilities based upon such conduct," but only alters the mechanics of enforcing existing liabilities. *Tapia*, 53 Cal. 3d at 290-291. Since Proposition 64 only affects plaintiffs' standing to pursue their UCL claims, and does not alter the legal consequences of past conduct, Proposition 64 applies to this case.

MEREDITH N. LANDY (SB #136489)
DALE M. EDMONDSON (SB #189793)
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 473-2600
Facsimile: (650) 473-2601

DANIEL A. POLLACK (Pro Hac Vice)
EDWARD T. McDERMOTT (Pro Hac Vice)
ANTHONY ZACCARIA (Pro Hac Vice)
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants
FRANKLIN RESOURCES, INC.; FRANKLIN ADVISERS, INC.; FRANKLIN TEMPLETON DISTRIBUTORS, INC.; TEMPLETON GLOBAL ADVISORS, LTD.; FRANKLIN ADVISORY SERVICES, LLC.; FRANKLIN MUTUAL ADVISERS, LLC.; AND FRANKLIN TEMPLETON SERVICES, LTD.

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND, et al., Plaintiffs, v. FRANKLIN RESOURCES, INC., et al., Defendants.	Case No. C-04-0883SI **REQUEST FOR JUDICIAL NOTICE IN SUPPORT OF DEFENDANTS' REPLY TO PLAINTIFFS' OPPOSITION TO MOTION TO DISMISS**

Pursuant to Rule 201 of the Federal Rules of Evidence ("Rule 201"), defendants Franklin Resources, Inc.; Franklin Advisers, Inc.; Franklin Templeton Distributors, Inc.; Templeton Global Advisors, Ltd.; Franklin Advisory Services, LLC; Franklin Mutual Advisers, LLC; and Franklin Templeton Services, Ltd. (collectively "Defendants") hereby request that the Court take judicial notice of the following item in support of their Motion to Dismiss this action:

A. The *Berdat* and *Papia* Plaintiffs' Sur-Reply Brief in Further Opposition to the *Beasley* Plaintiffs' Motion for Consolidation and Memorandum in Opposition to Amended Motion for Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs, filed by plaintiffs' counsel Keller Rohrback L.L.P. in *Berdat v. Invesco Funds Group, Inc.*, No. 04-CV-2555 (S.D. Tex. Nov. 19, 2004) and *Papia v. AIM Advisors, Inc.*, No. 04-CV-2583 (S.D. Tex. Nov. 19, 2004) A true and correct copy of a selected portion of that brief is attached hereto as Exhibit A.

Under Rule 201, the Court may take judicial notice of the contents in court files in other lawsuits. *See MGIC Indem. Corp. v. Weisman*, 803 F.2d 500, 504 (9th Cir. 1986) (court may take judicial notice of contents of court file in deciding motion to dismiss under Rule 12(b)(6)). Accordingly, it is appropriate for the Court here to take judicial notice of the pleadings and other records filed by plaintiffs' counsel in other lawsuits.

Based on the foregoing, Defendants respectfully request that this Court take the aforementioned document into consideration when ruling on Defendants' Motion to Dismiss.

Dated: January 21, 2005.

Respectfully submitted,

O'MELVENY & MYERS LLP
Meredith N. Landy
Dale M. Edmondson

By: /s/ Meredith N.Landy
Meredith N. Landy

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036

Attorneys for Defendants
FRANKLIN RESOURCES, INC.;
FRANKLIN ADVISERS, INC.; FRANKLIN TEMPLETON DISTRIBUTORS, INC.;
TEMPLETON GLOBAL ADVISORS, LTD.;
FRANKLIN ADVISORY SERVICES, LLC.;
FRANKLIN MUTUAL ADVISERS, LLC.;
AND FRANKLIN TEMPLETON SERVICES, LTD.

SF1:573897.1

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.,

Defendants.

No.: 04-CV-2555

Judge John D. Rainey

FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,

Plaintiffs,

v.

AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.,

Defendants.

No.: 04-CV-2583

Hon. Nancy Atlas

[Caption continues on next page]

THE *BERDAT* AND *PAPIA* PLAINTIFFS' SUR-REPLY BRIEF IN FURTHER OPPOSITION TO THE *BEASLEY* PLAINTIFFS' MOTION FOR CONSOLIDATION AND MEMORANDUM IN OPPOSITION TO AMENDED MOTION FOR CO-LEAD PLAINTIFFS, APPOINTMENT OF CO-LEAD COUNSEL, APPOINTMENT OF AN EXECUTIVE COMMITTEE, AND APPOINTMENT OF CO-CHAIRS

C. Bernstein Litowitz and the Chicago Plan Have Conflicts That Prevent Them From Bringing Claims on Behalf of the AIM/INVESCO Funds under Section 36(b) of the Investment Company Act.

By bringing in Bernstein Litowitz and the Chicago Plan (who are lead counsel for the class claims against the AIM/INVESCO Funds in the market timing cases), the *Beasley* Plaintiffs did not mitigate the conflict as they argue. Hazard Supp. Aff. at ¶ 2. Rather, they exacerbated the conflict by bringing in another law firm that suffers from the same conflicts of interest as the law firms of Milberg Weiss and its associated counsel, and by seeking to add a conflicted Lead Plaintiff as well. *See Kamerman v. Steinberg,* 113 F.R.D. 511, 516 (S.D.N.Y. 1986); *Ryan v. Aetna Life Ins. Co.*, 765 F. Supp. 133, 135 (S.D.N.Y. 1991); *Brickman v. Tyco Toys, Inc.*, 731 F. Supp. 101, 108-09 (S.D.N.Y. 1990); *Diana v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, No. 75-6194, 1977 WL 1046, at *3 (S.D.N.Y. 1977); *Ruggiero v. Am. Bioculture, Inc., 56* F.R.D. 93, 95 (S.D.N.Y. 1972).

Bernstein Litowitz's conflict is not theoretical. It is real. Indeed, Max Berger — a senior partner in Bernstein Litowitz — has acknowledged that a conflict exists between class members seeking to recover money from a corporation and current shareholders. In a September 20, 2004 Forbes Magazine article (Exhibit C hereto) regarding class action lawsuits, Mr. Berger says: "Most of our clients sold stock [at a loss] due to a wrong, and they're entitled to recourse. <u>That current shareholders [ultimately] pay for it is unfortunate but doesn't mean the company shouldn't pay.</u>" Neil Weinberg & Daniel Fisher, Negative-Sum Game, Forbes, Sept. 20, 2004, *id.* (emphasis added).

There is nothing unique about a mutual fund that makes it an atypical corporation as the *Beasley* Plaintiffs suggest (*Beasley* Plaintiffs' Memorandum, at 10-11). On the contrary, because a mutual fund is "a pool of assets consisting mostly of portfolio securities that belongs to the individual investors holding shares in the fund," *Tannenbaum v. Zeller*, 552 F.2d 402, 405-06 (2d Cir. 1977), the negative impact of any judgment or settlement against the AIM/INVESCO Funds in the market timing cases would be more direct and immediate because any settlement or judgment against the AIM/INVESCO Funds in the market timing cases will dollar for dollar reduce the net asset value of the Funds and directly impact the price at which current shareholders of the AIM/INVESCO Funds could redeem their shares of those funds.[7] As Bernstein Litowitz's senior partner Max Berger admitted, the "unfortunate" result is that "current shareholders pay." *See* Exhibit C. Nevertheless, Bernstein Litowitz claims it is proper and ethical for it to represent those same shareholders in their actions on behalf of the AIM/INVESCO Funds.

The Chicago Plan is entitled to a recovery from the AIM/INVESCO Funds if they have been "wronged" as alleged in the market timing cases, but the AIM/INVESCO Funds should not be represented here by that same plaintiff and that same counsel, both of whom suffer from divided loyalties for and against the AIM/INVESCO Funds. "The undivided loyalty that a lawyer owes to his clients forbids him, without the clients' consent, from acting for [the AIM/INVESCO Funds] in one action and at the same time against [the AIM/INVESCO Funds] in another." *McCourt Co., Inc., v. FPC Props., Inc.*, 386 Mass. 145, 146, 434 N.E.2d 1234 (1982).

As Professor Geoffrey Hazard explains in his initial affidavit, Proposed Co-Lead Counsel's conflict is not merely technical. Affidavit of Professor Geoffrey C. Hazard, dated September 18, 2004 ("Hazard Affidavit"), ¶ 7. Another way to look at this issue is that in the

[7] AIM/INVESCO Funds are 'open end' companies or mutual funds and are "required by law to redeem its securities on demand at a price approximating their proportionate share of the fund's net asset value at the time of redemption." *United States v. Nat'l Ass'n of Sec. Dealers, Inc.*, 422 U.S. 694, 698 (1975).

III. CONCLUSION

For the reasons set forth herein, and in the *Berdat* and *Papia* Plaintiffs' initial memorandum, and because the *Beasley* Plaintiffs cannot meet their burden to show that consolidation is appropriate on the nine grounds articulated by the court in *Certified/LVI Environmental Services, Inc. v. PI Construction Corp.*, No. 01-1036, 2003 WL 1798542, at *2 (W.D. Tex. March 3, 2003), the *Beasley* Plaintiffs' Amended Motion of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee should be denied, *in toto*.

Dated: November 19, 2004 Respectfully submitted:

CAMPBELL HARRISON & DAGLEY, L.L.P.

By: /s/

Robin L. Harrison, Esq.
State Bar No. 09120700
Southern District I.D. No. 4556
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK &
BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 29402
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

MEREDITH N. LANDY (SB #136489)
DALE EDMONDSON (SB #189793)
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 473-2671
Facsimile: (650) 473-2601

DANIEL A. POLLACK (*Pro Hac Vice*)
EDWARD McDERMOTT (*Pro Hac Vice*)
ANTHONY ZACCARIA, (*Pro Hac Vice*)
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants
FRANKLIN RESOURCES, FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN MUTUAL ADVISERS, LLC, AND FRANKLIN TEMPLETON SERVICES, LTD

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND, et al.,

Plaintiffs,

v.

FRANKLIN RESOURCES, INC., et al.,

Defendants.

Case No. C-04-0883SI

CERTIFICATE OF SERVICE

CERTIFICATE OF SERVICE

I, Peggy Schwarz, declare:

I am a resident of the State of California and over the age of eighteen years, and not a party to the within action; my business address is Embarcadero Center West, 275 Battery Street, Suite 600, San Francisco, California 94111. On January 21, 2005, I served the within documents:

1. **REPLY MEMORANDUM IN SUPPORT OF MOTION TO DISMISS FIRST AMENDED COMPLAINT**
2. **REQUEST FOR JUDICIAL NOTICE IN SUPPORT OF DEFENDANTS' REPLY TO PLAINTIFFS' OPPOSITION TO MOTION TO DISMISS**
3. **CERTIFICATE OF SERVICE**

The document(s) to be served were delivered to the appropriate parties, on January 21, 2005 by the following delivery method:

☒ by putting a true and correct copy thereof, together with an signed copy of this declaration in a sealed envelope with postage thereon fully prepaid, in the United States mail at Menlo Park, California addressed as set forth below. I am readily familiar with the firm's practice of collecting and processing correspondence for mailing. Under that practice it would be deposited with the U.S. Postal Service on that same day with postage thereon fully prepaid in the ordinary course of business. I am aware that on motion of the party served, service is presumed invalid if the postal cancellation date or postage meter date is more than one day after date of deposit for mailing in affidavit.

☐ by putting a true and correct copy thereof, together with an unsigned copy of this declaration, in a sealed envelope designated by the carrier, with delivery fees paid or provided for, for delivery the next business day to the person(s) listed above, and placing the envelope for collection today by the overnight courier in accordance with the firm's ordinary business practices. I am readily familiar with this firm's practice for collection and processing of overnight courier correspondence. In the ordinary course of business, such correspondence collected from me would be processed on the same day, with fees thereon fully prepaid, and deposited that day in a box or other facility regularly maintained by Federal Express, which is an express carrier.

1 Gary Gotto, Esq. *Co-Counsel for Plaintiffs*
Ron Kilgard, Esq.
2 KELLER ROHRBACK P.L.C.
National Bank Plaza
3 3101 North Central Avenue, Suite 900
4 Phoenix, AZ 85012

5 Michael J. Brickman, Esq. *Co-Counsel for Plaintiffs*
James C. Bradley, Esq.
6 Nina H. Fields, Esq.
RICHARDSON, PATRICK,
7 WESTBROOK & BRICKMAN LLC
8 174 East Bay Street
Charleston, SC 29401
9

10 Guy M. Burns, Esq. *Co-Counsel for Plaintiffs*
Jonathan S. Coleman, Esq.
11 Becky Ferrell-Anton
JOHNSON, POPE, BOKOR,
12 RUPPEL & BURNS, LLP
403 East Madison Street, Suite 400
13 Tampa, FL 33602
14

15 I declare under penalty of perjury under the laws of the State of California the
16 above is true and correct.
17 Executed on January 21, 2005, at San Francisco, California.
18
19

20 Peggy Schwarz
21
22
23
24
25
26
27
28